Exhibit (a.46)

ISHARES, INC.

ARTICLES OF AMENDMENT

THIS IS TO CERTIFY THAT:

FIRST: The charter of iShares, Inc., a Maryland corporation (the “Corporation”), is hereby amended to provide that, immediately upon the Reverse Stock Split Effective Time (as defined below), (a) every two shares of the series of common stock, $0.001 par value per share (the “Common Stock”), of the Corporation set forth on Schedule I hereto, that were issued and outstanding immediately before the Reverse Stock Split Effective Time shall be combined into one issued and outstanding share of Common Stock of such series, $0.002 par value per share, and (b) every four shares of the series of Common Stock set forth on Schedule II hereto (together with the shares of Common Stock of the series set forth on Schedule I, the “Fund Shares”), that were issued and outstanding immediately before the Reverse Stock Split Effective Time shall be combined into one issued and outstanding share of Common Stock of such series, $0.004 par value per share. No fractional Fund Shares of the Corporation will be or remain issued upon such amendment and each stockholder otherwise entitled to a fractional share shall be entitled to receive in lieu thereof cash in an amount equal to the product of the fraction of a share multiplied by the net asset value per share of the Fund Shares next determined after the Reverse Stock Split Effective Time in accordance with the Corporation’s valuation procedures.

SECOND: The amendment to the charter of the Corporation as set forth in Article FIRST above has been duly approved by a majority of the Board of Directors of the Corporation as required by the Maryland General Corporation Law (the “MGCL”). Pursuant to Section 2-309(e)(2) of the MGCL, no stockholder approval was required.

THIRD: The charter of the Corporation is hereby amended, effective immediately after the Reverse Stock Split Effective Time, to decrease the par value of the Fund Shares of the Corporation issued and outstanding immediately after the Reverse Stock Split Effective Time to $0.001 per share.

FOURTH: The amendments to the charter of the Corporation as set forth in Article THIRD above have been duly approved by a majority of the entire Board of Directors of the Corporation as required by law. The amendments set forth in Article THIRD above are limited to changes expressly authorized by Section 2-605(a)(2) of the MGCL to be made without action by the stockholders of the Corporation.

FIFTH: These Articles of Amendment shall become effective at 6:00 a.m. Eastern Time on November 7, 2016 (the “Reverse Stock Split Effective Time”).

SIXTH: The amendments to the charter of the Corporation as set forth above do not increase the authorized stock of the Corporation.

SEVENTH: The undersigned officer acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its Treasurer and Chief Financial Officer and attested to by its Assistant Secretary on this 14th day of October, 2016.

ATTEST:	ISHARES, INC.

/s/ Sarah Lord	/s/ Jack Gee (SEAL)
Name: Sarah Lord	Name: Jack Gee
Title: Assistant Secretary	Title: Treasurer and Chief Financial Officer

Schedule I

iShares MSCI Italy Capped ETF

iShares MSCI Singapore ETF

iShares MSCI Global Metals & Mining Producers ETF

iShares MSCI Global Gold Miners ETF

iShares MSCI Russia Capped ETF

iShares MSCI Taiwan ETF

Schedule II

iShares MSCI Malaysia ETF

iShares MSCI Japan ETF